

Mail Stop 4631

July 5, 2017

Via E-mail
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Summit Materials, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed February 22, 2017**
> **File No. 1-36873**
> **File No. 333-187556**

Dear Mr. Harris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50
Results of Operations, page 56

1. As gross profit is a common measure presented on the face of income statements and non-GAAP measures are not permitted to be presented on the face of financial statements per Item 10(e)(1)(ii)(c) of Regulation S-K, please discontinue your reference to gross profit and gross margin as non-GAAP measures. Please refer to gross margin as defined in the Master Glossary of the FASB Codification. To the extent that your presentation of gross profit does

not conform to the standard calculation of revenues less cost of sales, please revise the titles of your measures in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K.

Liquidity and Capital Resources, page 70

2. Please update your disclosures for the Tax Receivable Agreement section to indicate that 63.8 million LP Units were exchanged for Class A common stock or acquired for cash. Please also disclose the value of deferred tax assets recognized as a result of these transactions and the tax receivable payment obligations resulting from these deferred tax assets as well as the deferred tax assets previously recognized and covered by this agreement. Please disclose any cash payments that have been made or will be made within the next 12 months.

Contractual Obligations, page 76

3. Please include the tax receivable agreement liability in the table in accordance with Item 303(a)(5) of Regulation S-K.

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders' Equity, page 89

4. Please revise your line item for the issuance of Class A shares during fiscal year 2015 to reflect the net proceeds of $975.8 million to be consistent with your consolidated statements of cash flows. Please also revise your disclosures on page 90 for the initial and secondary public offerings to be consistent with the cash received and cash capital issuance costs reflected in the consolidated statements of cash flows.

5. Please revise your line items for the purchase of redeemable noncontrolling interest and noncontrolling interest during fiscal year 2015 from the net proceeds of the secondary offering to reflect the $497.8 million payment ($35 million for redeemable noncontrolling interest and $462.8 million for the 18,675,000 LP Units acquired from certain pre-IPO owners). Please refer to ASC 810-10-45-23, ASC 810-10-50-1A(c), and comment 2 in our letter dated July 31, 2015, and your response letter dated August 3, 2015.

(1) Summary of Organization and Significant Accounting Policies, page 90
Principles of Consolidation, page 91

6. Please provide the schedule required by ASC 810-10-50-1A(d) for the effect of changes in your ownership interest in consolidated subsidiaries due to transactions with noncontrolling interest holders.

Income Taxes, page 94

7. With reference to the material terms of the tax receivable agreement, please tell us and disclose your accounting policy for this agreement. Clarify how you determined the $59.2 million liability recognized in fiscal year 2016 and why you did not recognize a liability for the gross deferred tax assets covered by the tax receivable agreement. Please also explain why $14.9 million was recognized as an expense. Ensure you refer to the authoritative literature that supports your accounting.

 (10) Income Taxes, page 104

8. Please address the following regarding your effective tax rate reconciliation:
   - Tell us why you did not include the impact of LP Unit ownership change that occurred during fiscal year 2015, including the amount that should have been included, if any.
   - Tell us why there is no amount for the change in valuation allowance for fiscal year 2015, even though the total valuation allowance increased by $261.3 million.
   - Confirm that you will include all of the change in valuation allowance in the valuation allowance line item, as stated in your letter dated May 23, 2016, in response to comment 15.

9. Please address the appropriateness of combining the imputed interest deduction and the net intangible assets as of December 31, 2016. In this regard, we note you separately presented these assets in prior filings.

10. Please expand your disclosures to provide a comprehensive analysis of the specific positive and negative evidence management evaluated for each of the deferred tax assets that are considered not more likely than not to be realized in arriving at the conclusion that a valuation allowance of $502.8 million on $705.6 million of deferred tax assets was appropriate. Your disclosures should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified, including your consideration of your deferred tax liabilities. For any tax-planning strategies, please ensure your disclosures provide a detailed explanation of the nature and any uncertainties, risk and assumptions for those strategies. Finally, please disclose the amount of future taxable income you are required to generate to realize your deferred tax assets. Please refer to ASC 740-10-30- 16 through 30-25, ASC 740-10-55-39 through 55-48, and ASC 740-10-55-120 through 55-123 for guidance. To the extent that you decide to include your assessment of the realizability of your deferred tax assets as a critical accounting estimate, please include in MD&A in accordance with Section 501.14 of the Financial Reporting Codification.

11. Please tell us what consideration you gave to your existing deferred tax liabilities when assessing the realizability of your net intangible assets deferred tax assets. In this regard, please address whether the $184.8 million accelerated depreciation deferred tax liability is similar in characteristic to the net intangible assets deferred tax assets and if so, explain why

there appears to be a valuation allowance related to the net intangible assets deferred tax assets.

12. We note your disclosure that the LP Unit transactions during fiscal years 2015 and 2016 resulted in deferred tax assets of approximately $769.7 million. Please address each of the following:

- Please reconcile this amount with the summary of your deferred tax assets and liabilities which reflects $705.6 gross deferred tax assets as of December 31, 2016. Separately identify the deferred tax assets recognized prior to the LP Unit transactions from those related to the tax receivable agreement.

- Please explain why you only have a $502.8 million valuation allowance as of December 31, 2016 in light of your statement that $69.7 million deferred tax assets related to the tax receivable agreement do not have a valuation allowance. Specifically, this statement implies that you have $700 million of deferred tax assets requiring a valuation allowance as of December 31, 2016.

- Please reconcile this amount with your statement on page 76 that the aggregate amount that would be paid under the tax receivable agreement would be $473 million.

13. Please expand your disclosures for the tax receivable agreement to include the carrying values of the net operating losses and other tax benefits covered by the agreement at the effective date of the agreement as well as their carrying values as of the most recent balance sheet date. Please disclose any valuation allowances related to these assets.

14. Please revise your disclosure on page 106 to clarify that the 18,675,000 LP Units were acquired by Summit Inc. for $462.8 million rather than exchanged for Summit Inc.'s Class A common stock.

Exhibit 99.1

15. Please address the comments for Summit Inc.'s consolidated statements in Summit Materials LLC consolidated financial statements to the extent applicable.

Form 8-K Filed February 22, 2017

16. We note you present adjusted EBITDA, adjusted net income, and adjusted earnings per share in your financial performance sections without presenting the most comparable GAAP amounts. Please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present the GAAP measures with equal or greater prominence.

17. Please revise your characterization of adjusted net income and adjusted EPS being "more representative" of earnings performance than the most directly comparable US GAAP

measures. In this regard, the presentation of non-GAAP measures is meant to supplement not supplant US GAAP measures.

18. Please revise your reconciliations of adjusted net income and the corresponding per share amounts to separately present the tax effect of the adjustments in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction